

Mail Stop 4631

December 15, 2016

Via E-mail
Mr. Todd Waltz
Chief Financial Officer
Aemetis, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

>   **Re: Aemetis, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 29, 2016**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
>   **Filed November 14, 2016**
>   **File No. 1-36475**

Dear Mr. Waltz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 3
Environmental and Regulatory Matters, page 9

1.   We note your disclosure that you incur significant capital costs to comply with environmental laws. In future filings, please quantify such costs. See Item 101(h)(4)(xi) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.   In your future Exchange Act filings, please expand your disclosure throughout this section to discuss the underlying reasons for any decreases or increases in the factors you cite as causing the changes in your results so that investors gain better insight into your results, particularly for trend purposes and discerning future prospects. For example, we note your disclosure on page 27 that you ground 19.5 million bushels of corn in 2015 compared to 21.4 million in 2014. Similarly, we note your disclosure on page 27 that ethanol volumes decreased by 7%. Regarding your ethanol volumes, we also note that in your earnings call transcript for the third quarter of 2015 you stated your production was constrained by feedstock supply. See Item 303 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

General

3.   Please tell us what consideration you gave, if any, to including risk factor disclosure that would discuss the risks associated with EdenIQ, Inc.'s termination of the merger agreement and the subsequent lawsuit you filed based on such termination in your 10-Q for the quarterly period ended September 30, 2016. In this regard, we note the following statement by Eric McAfee on August 11, 2016, "We expect to implement EdenIQ's cellulosic ethanol technology at our Keyes plant in the first quarter of 2017, which we believe will substantially improve cash flow by increasing the number of gallons of ethanol and distillers oil produced at our plant, as well as generating valuable D3 biofuel RINs when the EPA approves EdenIQ's company registration." We further note that you filed a lawsuit against EdenIQ seeking specific performance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Pamela Long at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction